SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ______________

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.1)

           National Real Estate Limited Partnership Income Properties
--------------------------------------------------------------------------------
                       (Name of Subject Company [Issuer])

                       Millenium Management, LLC (offeror)
                   Everest Properties II, LLC (offeror)
--------------------------------------------------------------------------------
                                (Filing Persons)

                     Units of Limited Partnership Interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                       199 S. Los Robles Ave., Suite 440
                               Pasadena, CA 91101
                            Telephone (800) 611-4613
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
       Transaction Valuation: $630,000 (1)      Amount of Filing Fee: $126
--------------------------------------------------------------------------------
(1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount  previously  paid:  Not Applicable
     Filing party:  Not  Applicable
     Form or  registration  no.: Not Applicable
     Date filed: Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Millenium Management, LLC ("Millenium" or the "Purchaser"), a California limited liability company, and Everest Properties II, LLC, a California limited liability company ("Everest") to purchase up to 3,000 units ("Units") of limited partnership interests in National Real Estate Limited Partnership Income Properties, a Wisconsin limited partnership (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 8 is hereby supplemented as follows:

     The Offer expired pursuant to its terms at 5:00 p.m. Los Angeles time, on Wednesday, May 9, 2001. The Purchaser received 209.81 Units that were validly tendered and not withdrawn, all of which were accepted for payment. Once the Partnership has confirmed that the Units have been transferred to the Purchaser, as a result of the Offer, the Purchaser will own approximately 2.3% of the outstanding Units.

ITEM 11.   ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented as follows:

     OFFER TO PURCHASE -- Definition of "Expiration Date"

          All references in the Offer to Purchase to the Expiration Date for the Offer of "Monday, May 9, 2001" are hereby amended and corrected to "Wednesday, May 9, 2001."

     DETAILS OF THE OFFER -- 6. Extension of Tender Period; Termination; Amendment.

          In the Offer to Purchase: DETAILS OF THE OFFER; 6. Extension of Tender Period; Termination; Amendment; first paragraph; the second bullet point is hereby amended and restated in its entirety as follows:

          o to terminate the Offer and not accept for payment any Units not already accepted for payment upon the occurrence of any of the conditions specified in Section 7 herein;

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

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2001




                                           MILLENIUM MANAGEMENT, LLC


                                           By: /S/ W. ROBERT KOHORST
                                           -------------------------
                                           W. Robert Kohorst
                                           President



                                           EVEREST PROPERTIES II, LLC


                                           By: /S/ W. ROBERT KOHORST
                                           -------------------------
                                           W. Robert Kohorst
                                           President


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